United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. Retirement Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

Garmin International, Inc.

Retirement Plan

Financial Statements and

Supplementary Information

Years Ended December 31, 2014 and 2013

Report of Independent

Registered Public Accounting Firm

Garmin Retirement Plan Committee

Garmin International, Inc. Retirement Plan

Olathe, Kansas

We have audited the accompanying statement of net assets available for benefits of the Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RubinBrown LLP

Overland Park, Kansas

June 8, 2015

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Garmin International, Inc. Audit Committee

Garmin International, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 11, 2014

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GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
Assets
Cash and cash equivalents	$35,799	$235,189

Investments at fair value:
Mutual funds	180,003,798	326,553,025
Common collective trusts	284,477,477	74,892,170
Self directed brokerage accounts	13,646,863	10,977,422
Garmin employer stock	27,903,016	25,892,002
	506,031,154	438,314,619

Receivables:
Participant contributions	-	698,156
Employer contributions	-	906,675
Notes receivable from participants	5,316,759	4,797,170
Total receivables	5,316,759	6,402,001

Total Assets	511,383,712	444,951,809

Net assets reflecting all investments at fair value	511,383,712	444,951,809

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(277,510)	(254,478)

Net assets available for benefits	$511,106,202	$444,697,331

See accompanying notes.

3

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2014 and 2013

	2014	2013
Additions
Investment income:
Net appreciation in fair value of investments	$18,769,818	$65,145,300
Dividends and interest from investments	11,736,928	12,655,511
Total income	30,506,746	77,800,811

Interest on notes receivable from participants	200,577	166,292

Contributions:
Participant	24,310,835	22,258,510
Employer	29,823,578	26,573,874
Rollover	2,552,655	2,842,023
Total contributions	56,687,068	51,674,407

Total additions	87,394,391	129,641,510

Deductions
Benefits paid to participants	20,876,763	16,022,767
Fees	108,757	113,060

Total deductions	20,985,520	16,135,827

Transfers into the Plan	-	238,164

Net increase	66,408,871	113,743,847

Beginning of year	444,697,331	330,953,484

End of year	$511,106,202	$444,697,331

See accompanying notes.

4

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. Retirement Plan (the Plan) is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. The adopting employers of the Plan are Garmin AT, Inc., Digital Cyclone, Inc., Garmin North America, Inc., and Garmin USA, Inc. (Employers). Prior to January 1, 2014, Tri-Tronics, Inc. was an adopting employer of the Plan. Garmin Ltd. and international subsidiary employees are excluded from participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Garmin International, Inc. The Company has overall responsibility for the operation and administration of the Plan. The Company determines the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of Garmin Ltd.

Employees must be 21 years of age or older and effective January 1, 2014, employees must be credited with at least a 60-day period of service to be eligible to make deferral contributions to the Plan and receive the employer match and pension contributions. Once eligible employees have satisfied the age and service requirements, they will receive the employer match and pension contributions on the first day of the payroll period that coincides with or next follows the date that the requirements were satisfied. Prior to January 1, 2013, eligible employees were immediately able to make deferral contributions to the Plan rather than achieve 60 days of service. Additionally, after January 1, 2013 and prior to January 1, 2014, employees were required to be credited with at least a 45-day period of service rather than a 60-day period of service to participate in the Plan. Once an eligible employee had completed three months of service with the Company, they began receiving employer match and pension contributions on either January 1 or July 1 following fulfillment of the service requirement. Associates in the internship program are excluded from participating in the Plan.

Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Service (IRS) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of each participant’s contributions up to 10% of the employee’s eligible compensation. Additional discretionary contributions may be made to all eligible employees of the Company.

Participants become fully vested in employer matching contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants will have a 100% vested interest in their account upon reaching normal retirement age, upon death while still a participant in the Plan, or upon suffering a qualifying disability while still a participant in the Plan.

For the years ended December 31, 2014 and December 31, 2013, the non-safe harbor discretionary base contribution was equal to 2% of each participant’s eligible compensation. Participants become fully vested in non-safe harbor discretionary base contributions and any other discretionary profit-sharing contributions after five years of continuous service. The vesting percentages are as follows: 20% through one year of service, 40% after two years, 60% after three years, 80% after four years, and 100% after five years.

5

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Participants do not need to be enrolled in the Plan to receive non-safe harbor discretionary base contributions.

The Employers made additional discretionary contributions (Safe Harbor base contributions) to the Plan during the 2014 and 2013 plan years. For any plan year in which the Employers elect to make this type of contribution it will be equal to at least 3% of each eligible participant’s compensation and will be 100% vested at all times. Participants will be notified before the beginning of each Plan year that this type of contribution will be made. Eligible employees must be at least 21 years of age and be credited with at least 60 days of eligible service. Eligible employees will receive Safe Harbor contributions on the first day of the payroll period that coincides with or next follows the date after the requirements are satisfied.

The nonvested balance of terminated participants’ account balances is forfeited, and such forfeitures serve to reduce future Employer contributions and pay Plan administrative fees. The Plan used $511,050 and $772,012 in forfeiture funds to reduce Employer contributions in 2014 and 2013, respectively. Additionally, the Plan used $0 and $3,365 in forfeitures to pay administrative fees in 2014 and 2013, respectively. The Plan retained $17,673 and $10,000 in forfeitures as of December 31, 2014 and 2013, respectively.

Any other discretionary Employer contributions to the Plan would be at the sole discretion of the Company.

Effective January 1, 2013, the Plan was amended to change the definition of compensation. Holiday, anniversary, sign on, and incentive bonuses are excluded from eligible compensation. Effective January 1, 2014, the Plan’s definition of compensation was amended to clarify that differential wage payments for employees on active military duty are compensation for Plan purposes. The definition of compensation was changed to also exclude referral bonuses, retention bonuses, and taxable long term disability premiums.

The Company filed a Voluntary Correction Program (VCP) submission, which was accepted by the IRS in 2014, under the Employee Plans Compliance Resolution System (EPCRS) to correct errors in the Plan Document. Included in the VCP submission, effective January 1, 2009, the Plan has been retroactively amended to include an employer match on employee catch up contributions.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

6

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants may borrow from the Plan in the form of a participant note receivable, which is limited to the amount the participant may borrow without being treated as a taxable distribution. The note receivable and any outstanding balance may not exceed 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. pension contribution balances, or $50,000, whichever is less. The vested account balance provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, notes receivable must be repaid with interest within five years from the inception date unless the note receivable is used to acquire the participant’s principal residence. The note receivable may be repaid before it is due.

Upon termination of employment with the Company, participants have various distribution options for receiving their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the Plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Retirement Plan.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

7

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962-205, investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the T. Rowe Price Stable Value Common Trust Fund (the Trust), which is fully benefit-responsive. As required by FASB ASC 962-205, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Trust is based on the Net Asset Value (NAV) reported by the issuer of the Trust. The contract value of the Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. The investment objectives are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The Trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks (BICs); structured or synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts (SACs); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts). The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if the issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

Individual participant accounts for the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds of the trust, but do have an interest therein represented by units valued daily. The common collective trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each common collective trust are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

8

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment management and administration expenses paid to T. Rowe Price are included as a reduction of the net appreciation in fair value of investments. The Plan used $90,000 and $90,821 of proceeds from a revenue sharing arrangement to pay administrative fees in 2014 and 2013, respectively.

9

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31,
	2014	2013
Fair value as determined by quoted market price:
Common Stock:
Garmin Ltd. Common Stock	$27,903,016	$25,892,002
Mutual Funds:
T. Rowe Price Retirement 2030 Fund	*	38,039,127
T. Rowe Price Retirement 2040 Fund	*	76,492,859
Vanguard Institutional Index Fund	38,083,627	27,779,983
Common Collective Trusts:
T. Rowe Price Retirement 2030 Trust	43,088,850	*
T. Rowe Price Retirement 2040 Trust	88,653,747	*

* At December 31, 2014 or 2013, the fair value of this investment was not five percent or more of the Plan’s net assets, or the investment was not a Plan asset.

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2014 and 2013. During 2014 and 2013, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in fair value by $18,769,818 and $65,145,300, respectively, as presented in the following table:

	Years Ended December 31,
	2014	2013
Mutual Funds	$8,555,869	$46,221,199
Common Collective Trusts	5,449,377	14,586,205
Self Directed Brokerage Accounts	991,336	1,132,459
Garmin Ltd. Common Stock	3,773,236	3,205,437
	$18,769,818	$65,145,300

10

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common collective trust funds: Valued at the NAV of units of a bank collective trust or its equivalent. The NAV, as provided by T. Rowe Price, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

11

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013.

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Growth Funds	$33,653,794	$-	$-	$33,653,794
Value Funds	37,642,604	-	-	37,642,604
Moderate Funds	79,422,953	-	-	79,422,953
Bond Funds	18,409,536	-	-	18,409,536
Emerging Market Funds	5,553,637	-	-	5,553,637
REIT Funds	5,321,274	-	-	5,321,274
Common Collective
Trusts:
Target Date Funds	-	203,635,313	-	203,635,313
Growth Funds	-	40,854,079	-	40,854,079
Value Funds	-	20,845,206	-	20,845,206
Stable Value Fund	-	-	19,142,879	19,142,879
Self Directed Brokerage Accounts:
Common Stocks	7,803,529	-	-	7,803,529
Mutual Funds	5,637,745	-	-	5,637,745
Corporate Bonds	124,663	80,926	-	205,589
Garmin Ltd. Common Stock	27,903,016	-	-	27,903,016

Total investments at fair value	$221,472,751	$265,415,524	$19,142,879	$506,031,154

12

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$168,102,077	$-	$-	$168,102,077
Growth Funds	33,992,135	-	-	33,992,135
Value Funds	35,860,282	-	-	35,860,282
Moderate Funds	63,060,545	-	-	63,060,545
Bond Funds	15,555,114	-	-	15,555,114
Emerging Market Funds	6,096,205	-	-	6,096,205
REIT Funds	3,886,667	-	-	3,886,667
Common Collective
Trusts:
Growth Funds	-	38,226,311	-	38,226,311
Value Funds	-	18,456,289	-	18,456,289
Stable Value Fund	-	-	18,209,570	18,209,570
Self Directed Brokerage Accounts:
Common Stocks	5,082,156	-	-	5,082,156
Mutual Funds	5,655,441	-	-	5,655,441
Corporate Bonds	104,981	134,844	-	239,825
Garmin Ltd. Common Stock	25,892,002	-	-	25,892,002

Total investments at fair value	$363,287,605	$56,817,444	$18,209,570	$438,314,619

There have been no changes in the methodology used at December 31, 2014 or 2013.

13

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

The following table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2014 and 2013:

	Level 3 Investments
	Stable Value Fund
	Years Ended December 31,
	2014	2013
Balance, beginning of year	$18,209,570	$14,393,951
Dividends	376,079	349,845
Unrealized gains (losses) relating to instruments still held at the reporting date	23,032	(338,812)
Purchases	2,155,096	4,829,202
Issuances	(1,566,290)	(987,284)
Settlements	(54,608)	(37,332)
Balance, end of year	$19,142,879	$18,209,570

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GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5. Net Asset Value (NAV) Per Share

The following table for December 31, 2014 and 2013 sets forth a summary of the Plan’s investments with a reported NAV.

Investments	Fair Value* 12/31/2014	Fair Value* 12/31/2013	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts

T. Rowe Price Stable Value Common Trust Fund (a)	$19,142,879	$18,209,570	$-	Daily	12 months**
T. Rowe Price Equity Income Trust (b)	$19,389,484	$18,456,289	$-	Daily	90 days
T. Rowe Price Growth Stock Trust (c)	$23,180,330	$21,839,366	$-	Daily	90 days
T. Rowe Price U.S. Mid-Cap Growth Equity Trust (d)	$17,673,749	$16,386,945	$-	Daily	90 days
T. Rowe Price Retirement Target Date Trusts (e)	$203,635,313	N/A	$-	Daily	90 days
T. Rowe Price Retirement Balanced Trust (e)	$1,455,722	N/A	$-	Daily	90 days

*	The fair value of the investments has been estimated using the net asset value of the investment.
**	Units can be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals.

(a) T. Rowe Price Stable Value Common Trust Fund. The Stable Value Fund's objective is to provide a competitive yield, while maintaining principal stability. It invests primarily in a diversified portfolio of synthetic investment contracts, guaranteed investment contracts, and separate account contracts issued by insurance companies and/or banks. See also note 2 for further details.

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GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5. Net Asset Value (NAV) Per Share (continued)

(b) T. Rowe Price Equity Income Trust. The T. Rowe Price Equity Income Trust (the "Trust") seeks to provide substantial dividend income and long-term growth of capital through investment in the common stocks of established companies. The Trust typically employs a value approach in selecting investments. It seeks companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth. The Trust may be suitable for participants seeking dividend income and the potential for capital appreciation who can accept the price declines inherent in common stock investing.

(c) T. Rowe Price Growth Stock Trust. The Growth Stock Trust (the "Trust") seeks long-term growth of capital and, secondarily, increasing dividend income by investing primarily in common stocks of well-established growth companies mainly in the U.S. but also abroad. The Trust may be suitable for participants who can accept the risk of investing in established growth stocks, with the potential for price volatility, in an effort to achieve long-term capital growth.

(d) T. Rowe Price U.S. Mid-Cap Growth Equity Trust. The U.S. Mid-Cap Growth Equity Trust (the "Trust") seeks long-term growth of capital by investing primarily in the common stocks of medium-sized companies with the potential for above-average growth. The Trust's investments are expected to represent less risk than faster-growing small company stocks but more than investments in large, well-established businesses. The Trust is intended for long-term investors who can accept the price volatility inherent in common stock investing.

(e) T. Rowe Price Retirement Target Date Trusts & T. Rowe Price Retirement Balanced Trust. The Retirement Date Trusts seek the highest total return over time through both capital growth and income consistent with an emphasis on capital growth. The Trusts invest in other T. Rowe Price trusts, each one emphasizing a different market sector: U.S. equity, non-U.S. equity, real assets, fixed income, and, as retirement draws close, inflation protected securities. Over time, allocations to the underlying trusts will change (except for the Retirement Balanced Trust, which has a static allocation).

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GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6. Income Tax Status

The underlying prototype nonstandardized plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Although, the Plan has been amended since receiving the opinion letter, the Plan Administrative Committee and Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan believes it has maintained its tax status and has not identified any tax positions which are considered to be uncertain. The Plan files income tax returns in the U.S. federal jurisdiction and is no longer subject to income tax examinations by tax authorities for years before 2011.

7. Related Party Transactions and Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Investment management and shareholder servicing fees paid on these funds and all other funds to T. Rowe Price are recorded as a reduction of net appreciation in fair value of investments, as they are paid through a revenue sharing arrangement, rather than a direct payment. For the years ended December 31, 2014 and 2013, the Plan received amounts totaling $190,563 and $216,859 under the revenue sharing arrangement. At December 31, 2014 and 2013, the Plan had balances available in the amount of $100,575 and $153,429 to pay future administrative expenses or to allocate to participants as a result of the revenue sharing arrangement. The Plan made direct payments to the third party administrator of $15,157 and $15,874 for the years ended December 31, 2014 and 2013, respectively. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$511,106,202	$444,697,331
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	277,510	254,478
Net assets available for benefits per Schedule H of the Form 5500	$511,383,712	$444,951,809

The following is a reconciliation of net increase as reflected in the financial statements to the Form 5500:

	Years Ended December 31,
	2014	2013
Net increase per financial statements before transfer into the Plan	$66,408,871	$113,505,683
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	23,032	(338,812)
Net increase before transfer into the Plan	66,431,903	113,166,871
Transfers into the Plan	-	238,164
Net increase per Schedule H of the Form 5500	$66,431,903	$113,405,035

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Supplemental Information

19

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(Held at End of Year)

December 31, 2014

	Description	Number
	of	of Shares		Fair	Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value	Value

Garmin Ltd. Common Stock*	Company Stock	528,166.12		$27,903,016	$27,903,016

Allianz NFJ Small Cap Value Index Fund	Mutual Fund	41,217.82		$1,146,268	$1,146,268
Amer Beac Small Cap Val Inst Fund	Mutual Fund	129,097.63		$3,236,478	$3,236,478
Columbia Acorn Fund	Mutual Fund	471,164.98		$15,053,721	$15,053,721
JP Morgan International Value Fund	Mutual Fund	413,132.25		$5,478,134	$5,478,134
Lazard Emerging Markets Portfolio Fund	Mutual Fund	323,073.70		$5,553,637	$5,553,637
Neuberger Berman Real Estate Fund - Institutional Class	Mutual Fund	361,009.07		$5,321,274	$5,321,274
Oakmark Equity and Income Fund	Mutual Fund	699,806.96		$22,330,840	$22,330,840
Oppenheimer International Growth Fund	Mutual Fund	349,211.32		$12,250,333	$12,250,333
PIMCO Total Return Institutional Fund	Mutual Fund	1,021,967.03		$10,894,169	$10,894,169
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	473,292.13		$13,640,279	$13,640,279
T. Rowe Price New Income Fund*	Mutual Fund	784,485.06		$7,515,367	$7,515,367
T. Rowe Price Prime Reserve Fund*	Mutual Fund	7,456,720.21		$7,456,720	$7,456,720
T. Rowe Price Retire Bal Inv*	Mutual Fund	-		$–	$–
T. Rowe Price Small-Cap Value Fund*	Mutual Fund	142,836.01		$6,684,725	$6,684,725
Van Kampen/Invesco Small Cap Growth	Mutual Fund	586,852.15		$6,349,740	$6,349,740
Vanguard Institutional Index Fund	Mutual Fund	201,853.11		$38,083,627	$38,083,627
Vanguard Small Cap Index Instl	Mutual Fund	152,012.19		$8,492,921	$8,492,921
Vanguard Mid Cap Index, Instl	Mutual Fund	311,203.47		$10,515,565	$10,515,565
				$180,003,798	$180,003,798

T. Rowe Price Retire Bal Trust T1*	Common Collective Trust	102,299.49		$1,455,722	$1,455,722
T. Rowe Price Retirement 2005 Trust T1*	Common Collective Trust	25,265.82		$365,596	$365,596
T. Rowe Price Retirement 2010 Trust T1*	Common Collective Trust	181,355.16		$2,660,480	$2,660,480
T. Rowe Price Retirement 2015 Trust T1*	Common Collective Trust	210,781.81		$3,165,943	$3,165,943
T. Rowe Price Retirement 2020 Trust T1*	Common Collective Trust	1,564,566.95		$23,922,229	$23,922,229
T. Rowe Price Retirement 2025 Trust T1*	Common Collective Trust	553,466.04		$8,551,050	$8,551,050
T. Rowe Price Retirement 2030 Trust T1*	Common Collective Trust	2,755,041.55		$43,088,850	$43,088,850
T. Rowe Price Retirement 2035 Trust T1*	Common Collective Trust	491,310.59		$7,738,142	$7,738,142
T. Rowe Price Retirement 2040 Trust T1*	Common Collective Trust	5,575,707.38		$88,653,747	$88,653,747
T. Rowe Price Retirement 2045 Trust T1*	Common Collective Trust	552,131.55		$8,778,892	$8,778,892
T. Rowe Price Retirement 2050 Trust T1*	Common Collective Trust	589,575.23		$9,391,933	$9,391,933
T. Rowe Price Retirement 2055 Trust T1*	Common Collective Trust	461,150.01		$7,318,451	$7,318,451
T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust	18,865,368.94		$19,142,879	19,142,879
T. Rowe Price Equity Income Trust*	Common Collective Trust	1,118,194.01		$19,389,484	$19,389,484
T. Rowe Price Growth Stock Trust*	Common Collective Trust	1,114,438.95		$23,180,330	$23,180,330
T. Rowe Price U.S. Mid-Cap Growth Equity Trust*	Common Collective Trust	1,030,539.31		$17,673,749	$17,673,749
				$284,477,477	$284,477,477

Self Directed Brokerage Accounts	Brokerage Accounts	13,646,862.77		$13,646,863	$13,646,863
Participant Notes Receivable, interest rates from 3.75% to 8.75%, maturities through November 4, 2044*	Participant Notes Receivable	–		$5,316,759	5,316,759
				$511,347,913	$511,347,913

(1) Cost information was omitted for Plan assets which are participant directed.

*Indicates party-in-interest to the Plan.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND
PENSION PLAN

By	/s/ Douglas G. Boessen
Douglas G. Boessen
Chief Financial Officer
Garmin International, Inc.

Dated: June 8, 2015

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